(Excerpt Translation)


                                                               November 18, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in October 2005 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the           3,609,997,492 shares
     preceding month

     Total number of shares changed during the                          0 shares
     Current Month

     (out of which, as a result of exercise of stock                  (0 shares)
     acquisition rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the           3,609,997,492 shares
     Current Month


2.   Stock acquisition rights (1st series) exercised


[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

 (1) Number of shares


     Total number of shares delivered during the                   77,900 shares
     Current Month


     (out of which, number of newly issued shares)                    (0 shares)


     (out of which, number of shares transferred                 (77,900 shares)
     from treasury shares)



(2)  Exercise price


     Aggregate exercise price during the Current                 JPY 230,428,200
     Month


     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)


     (out of which, aggregate amount of shares                 (JPY 230,428,200)
     transferred from treasury shares)

3.   Stock acquisition rights (2nd series) exercised



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[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                   98,800 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)


     (out of which, number of shares transferred                 (98,800 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 307,860,800
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                 (JPY 307,860,800)
     transferred from treasury shares)